Comverse Ltd.
29 Habarzel Street
Tel Aviv 69710

March 1, 2004

Mr. Prosper Abitbol
Telematik CrossMedia Ltd.
11 Ha'avoda Street
Rosh Ha'ayin

Dear Mr. Abitbol,

Further to the telephone conversations and e-mail correspondence with Mr. Adam Ofek, this will confirm our agreement as follows:

1. BVR Technologies Ltd. (OTC Bulletin Board: BVRTF.OB) (the "Company") will issue to Comverse Ltd. ("Comverse"), on or before March 4, 2004, Two Million Five Hundred Thousand (2,500,000) shares of its common shares which are registered and listed for trading on the NASDAQ system (the "Shares").

2. In the event that during the next following thirty (30) trading days, the average bid price for the Shares will be less than USD 450,000 (Four Hundred Fifty Thousand US Dollars), the Company shall issue an additional number of its common shares (the "Additional Shares") to Comverse so that the total aggregate value of the Shares and the Additional Shares shall be at least USD 450,000 (Four Hundred Fifty Thousand US Dollars) based on such average bid price.

3. The Company shall deliver to Comverse stock certificates (the "Stock Certificates"), registered in Comverse's name, representing the Shares and the Additional Shares, if any, within forty-five (45) days of the date hereof.

4. On or before the date of delivery of the Stock Certificates, the Shares shall have been duly registered under the United States Securities Act of 1933 and any applicable Israeli securities laws and regulations, so that the Stock Certificates, when issued, shall represent unrestricted and registered shares of the Company.

5. Concurrently with the delivery of the Stock Certificates, Purchaser (as defined in the Agreement, dated December 17, 2003, between us) shall deliver to Comverse a Put Option, in form acceptable to and approved by Comverse, requiring Purchaser (as defined in the said Agreement) to purchase the shares represented by the Stock Certificates for an aggregate purchase price of USD 300,000 (Three Hundred Thousand US Dollars). The Put Option shall be valid for a period of one year from the date it is actually delivered to Comverse.

Please confirm your agreement to the foregoing.

COMVERSE LTD.

AGREEMENT CONFIRMED:

511146478 בע"מ
מדיה סליוקום

By: Mr. Prosper Abitbol